UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 7)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Responses) ☐

RHEIN BIOTECH N.V.
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

The Netherlands
(Jurisdiction of Subject Company's Incorporation or Organization)

BERNA BIOTECH AG
(Name of Person(s) Furnishing Form)

Common Registered Shares, nominal value of CHF 0.40 per share
(Title of Class of Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Kees Moonen
Vice President – Legal Affairs
Rhein Biotech N.V.
Gaetano Martinolaan 95
6229 GS Maastricht
The Netherlands
Telephone: + 31 43 456 7896
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 25, 2002
(Date Tender Offer/Rights Offering Commenced)

Part I. **Information Sent to Security Holders**

Not applicable

Part II. **Information Not Required to be Sent to Security Holders**

1. Advertisement in July 19, 2002 edition of *The New York Times* regarding the extension of the acceptance period for the exchange offer.

2. Information posted on merger website
   a. English translation of correction to the Offering Prospectus pursuant to Section 11 of the German Securities Sales Prospectus Act.
   b. Press release relating to extension of the acceptance period for the exchange offer.

Part III. **Consent to Service of Process**

On June 26, 2002, Berna Biotech AG furnished to the Commission a Form F-X designating an agent to receive service of process on behalf of Berna Biotech AG in the United States.

Part IV. **Signatures**

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth herein in this statement is true, complete and correct.

Thomas P. Conaghan
(Signature)

Thomas P. Conaghan*
(Name)

Attorney, Morgan, Lewis & Bockius LLP
(Title)

July 22, 2002
(Date)

*Signing as attorney-in-fact pursuant to the attached power of attorney.

BERNA BIOTECH AG

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned officer of Berna Biotech AG (the "Company"), a company organized under the laws of Switzerland, hereby constitutes and appoints David A. Sirignano and Thomas P. Conaghan, both of Morgan, Lewis & Bockius LLP, 1111 Pennsylvania Avenue, N.W., Washington, D.C. 20004, and each of them singly, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, to sign for him and in his name, place and stead, and in the capacity indicated below, to sign any or all amendments to the Company's Tender Offer Notification Form on Form CB, in connection with the Company's exchange offer for the shares of Rhein Biotech N.V., under the provisions of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

The undersigned may, at any time and in its sole discretion, cancel and revoke the power of attorney granted herein, and upon such cancellation and revocation, the power of attorney granted herein shall have no effect whatsoever.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand and seal as of the date set forth below.

Patrik Richard
Corportate Secretary
Berna Biotech AG

Date: July 2, 2002

Business Day

C1

FRIDAY, JULY 19, 2002

The New York Times

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer Document (as defined below) and any amendments and supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

Berna

Notice concerning the Offer by

Berna Biotech AG

to all shareholders of

Rhein Biotech N.V.

to acquire all of their outstanding common bearer shares.

With reference to the offer document dated June 21, 2002 (the "Offer Document"), Berna Biotech AG ("Berna Biotech") announces that, as of the end of the initial acceptance period on July 15, 2002, 3,388,049 common bearer shares in the share capital of Rhein Biotech ("Rhein Biotech Shares") have been tendered representing 83.4% of the total Rhein Biotech Shares outstanding. As a result, Berna Biotech has declared the offer (the "Offer") for all common bearer shares of Rhein Biotech N.V. ("Rhein Biotech") unconditional and extended the acceptance period to August 1, 2002, 12:00 noon Central European Summer Time (6:00 a.m. New York City Time). More details can be found on the merger website at www.b r merger.com.

This announcement, the distribution of the Offer Document in the United States of America as well as the acceptance of the tendered Rhein Biotech Shares from Rhein Biotech Shareholders residing in the United States of America are effected in accordance with certain exemptions from the United States securities laws, in particular Rule 802 under the Securities Act of 1933 and Rule 14d-1(c) under the Securities Exchange Act of 1934.

This Offer is made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the Offer Document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies.

It may be difficult for you to enforce your rights and any claim that you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that Berna Biotech may purchase securities otherwise than under the Offer, such as in open market and privately negotiated purchases.

UBS AG, Frankfurt am Main, Germany, acting through its business group UBS Warburg ("UBS Warburg"), is acting as financial advisor to Berna Biotech in connection with the Offer. UBS Warburg and its affiliates may, in the ordinary course of their securities trading activities, purchase and sell Rhein Shares, for their own account or for customer accounts, during the pendency of the Offer. Such transaction may occur either on the Frankfurt Stock Exchange or otherwise.

Correction of the Offering Prospectus pursuant to section 11 German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz):

The prospectus dated 7th June 2002 will be corrected as follows. The maximum number of Berna Biotech AG shares which will be offered as consideration pursuant to a public tender offer for Rhein Biotech N.V., NL is 5,767,098 with a total nominal value of CHF 2,306,839 und not, as erroneously mentioned, 5,781,180 shares with a total nominal value of CHF 2,312,472.

Berna Biotech AG
The Board of Directors of

(This is a translation into English for convenience purposes only. The interpretation of the official German version of this notification shall prevail.)

Berna B

Press Release

Berna Biotech: Swiss Exchange: BBIN

Additional opportunity for Rhein Biotech shareholders to participate in Berna Biotech's successful takeover offer

Berne, Switzerland; July 19, 2002

Berna Biotech Ltd (Swiss Exchange: BBIN) today announced that its tender offer for the acquisition of Rhein Biotech shares has been successfully completed. A total of 3,388,049 (83.4%) Rhein Biotech shares were tendered in the context of the public takeover offer, which closed on July 15 at noon, exceeding the 75% minimum acceptance condition for the acquisition of Rhein Biotech. An additional acceptance period is now open until August 1, 12:00 CEST.

The integration of the two companies will create a unique powerhouse for innovation in vaccines. Acceleration of organic growth, and registration of up to 7 new vaccines, with an associated compound annual growth in vaccine sales of more than 25% to EUR 300 million, should position Berna Biotech as the world's number one pure-play vaccine company in innovation and in sales by 2005. The management of Rhein Biotech is fully committed to joining Berna Biotech under the leadership of Kuno Sommer as CEO, while the board of Berna Biotech will be enhanced by two members of the Rhein Biotech supervisory board.

Rhein Biotech shareholders will receive 1.42 newly-issued Berna Biotech shares plus EUR 33.75 in cash per Rhein Biotech share. Settlement of the offer for shareholders who tendered their shares before the July 15 deadline will be on July 22, 2002. Rhein Biotech shareholders who have not yet tendered their shares but would like to benefit from the offer have the opportunity to tender their shares during an additional acceptance period of two weeks, closing on August 1, 2002, 12:00 CEST.

Up to approximately 5.8 million new Berna Biotech registered shares will be issued pursuant to the takeover offer depending on the final take-up of Rhein Biotech shares by Berna Biotech. Transfer of listing of Berna Biotech shares from the Local Caps segment to the Main segment of the SWX Swiss Exchange, and trading of the new and existing shares, are expected to commence on July 22, 2002. The balance of shares from the authorized capital of 12.5 million new shares may be issued at any time up to May 28, 2004, as necessary to further expand the business.

Berna Biotech Ltd (Swiss Exchange: BBIN) develops, produces and markets vaccines and immunotherapeutics. Headquartered in Berne (Switzerland), with affiliates in Switzerland, Spain and Italy, Berna Biotech's range of novel and validated proprietary technology platforms supports a broad product portfolio. The fully integrated company markets four core vaccines, and has more than 15 products in development, including four products in or entering phase III clinical development in 2002. Development is supported through alliances with academic and commercial partners. In 2001 Berna Biotech, with 641 employees, generated sales of over CHF 300 million (including extraordinary sales of smallpox vaccines) and a profit of CHF 40 million.

www.bernabiotech.com

For further information

Media
Patrik Richard
Corporate Secretary
Tel: +41 31 980 6491
Fax: +41 31 980 6229
e-mail: patrik.richard@bernabiotech.com

Investor Relations
Anya Ramalho
Head of Business Development & Investor relations
Tel: +41 31 980 6410
Fax: +41 31 980 6229
e-mail: anya.ramalho@bernabiotech.com